Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (the “Company”) and Shenzhen Longgang Branch, Guangdong Development Bank (the “Creditor”) Dated May 14th, 2010

Main contents
➢	Contract number: 10204110099;
➢	Maximum amount of credit facilities to be provided: RMB 100 million;
➢	Term: from May 14, 2010 to May 14, 2011;
➢	Floating discount rate: in line with the discount rate issued by the Creditor on the date of discount;
■	Penalty interest rate for delayed repayment: discount rate plus 50% * discount rate;
■	Penalty interest rate for embezzlement of loan proceeds: discount rate *1;
■	Interest settlement: the interest deducted prior to paying for the Company;
➢	The maximum discount amount under this credit facility is RMB 100 million;
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In the event of occurrence of any of the following during the term of loan, the Creditor is entitled to demand repayment of loan principal before maturity and withdraw directly from any accounts of the Company for the repayment:

■	Delay in repayment of interest for the loan;
■	Embezzling loan (i.e. using loan proceeds for purposes other than what is agreed in the contract without the consent of the Creditor);
■	Making untrue declaration or breach of promise;
■	Occurrence of other instances which endanger the safety of the loan provided by the Creditor;
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Breach of contract penalties: correct the breach of contract in time limit; adjustment of the credit amount, suspension of credit; demand prepayment of loan principal and interest before maturity; indemnification for the Creditor’s expenses incurred due to breach of contract, etc.

Headlines of the articles omitted:
➢	Termination and explanation
➢	Procedure on using the comprehensive credit facility
➢	Declaration and promise of the Company
➢	Interest clearing of the loan
➢	Interest penalty of loan
➢	Guarantee
➢	Disputation settlement
➢	Validity